Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

ALEXCO RESOURCE CORP.
2300 - 200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

January 26, 2006

Item 3.	News Release

The news release was issued in Vancouver, British Columbia on January 26, 2006 via CCN Mattews.

Item 4.	Summary of Material Changes

See attached press release.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Clynton Nauman, President & Chief Executive Officer, at (604) 633-4888.

Item 9.	Date of Report

Executed this 27rth day of January, 2006 in the City of Vancouver, in the Province of British Columbia.

ALEXCO RESOURCE CORP.

__”Clynton Nauman”____________
Clynton Nauman
President & Chief Executive Officer

Not for dissemination in the United States or through U.S. newswires.

News Release

Alexco Resource Corp. Completes Initial Public Offering – Shares to Commence Trading on Toronto Stock Exchange

January 26, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) is pleased to announce that it has completed its Initial Public Offering (the "Offering") of 2,000,000 common shares at a price of $1.50 per share for gross proceeds of $3,000,000. Alexco has been advised by the Toronto Stock Exchange that its common shares are expected to commence trading on the Toronto Stock Exchange today under the symbol “AXR”.

Canaccord Capital Corporation acted as lead agent in the Offering and was paid a commission equal to 7% of the gross proceeds of the Offering and a corporate finance fee paid in common shares. In addition, Alexco issued 200,000 non-transferable Agent's warrants, each such warrant entitling the holder to acquire one common share at an exercise price of $1.50 per share until January 26, 2007.

Alexco intends to use the proceeds of the Offering for costs of the Offering, exploration costs on the Brewery Creek and McQuesten properties, corporate development costs, acquisition/project generation costs and general working capital.

As a result of the completion of the Offering, the 5,264,000 share purchase warrants issued by Alexco on March 15, 2005 will automatically expire at the close of business on February 9, 2006.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration or an applicable exemption there from.

For more information contact the Company at 604-633-4888 or on the Company’s website at www.alexcoresource.com or by email to info@alexcoresource.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Clynton R. Nauman
President, Chief Executive Officer and Director

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the use of proceeds and future expenditures. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4